UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                          No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

In April 2021, Sanofi issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated April 12, 2021: Sanofi to invest in a leading-edge production site in Singapore; continues to strengthen its vaccines manufacturing capacities

Exhibit 99.2	Press release dated April 9, 2021: Sanofi acquires Tidal Therapeutics, adding innovative mRNA-based research platform with applications in oncology, immunology, and other disease areas

Exhibit 99.3	Press release dated April 9, 2021: Interim late-breaking clinical data validate not-alpha profile of THOR-707 (SAR444245), Sanofi’s novel investigational IL-2

Exhibit 99.4	Press release dated April 7, 2021: Sanofi expands its social commitments, creates nonprofit unit to provide poorest countries with access to essential medicines

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated April 12, 2021: Sanofi to invest in a leading-edge production site in Singapore; continues to strengthen its vaccines manufacturing capacities

Exhibit 99.2	Press release dated April 9, 2021: Sanofi acquires Tidal Therapeutics, adding innovative mRNA-based research platform with applications in oncology, immunology, and other disease areas

Exhibit 99.3	Press release dated April 9, 2021: Interim late-breaking clinical data validate not-alpha profile of THOR-707 (SAR444245), Sanofi’s novel investigational IL-2

Exhibit 99.4	Press release dated April 7, 2021: Sanofi expands its social commitments, creates nonprofit unit to provide poorest countries with access to essential medicines

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 13, 2021	SANOFI

	By	/s/ Alexandra Roger
		Name:	Alexandra Roger
		Title:	Head of Securities Law and Capital Markets

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